SUB-ITEM 77K

At its September 14, 2004 meeting, the Trust's Board of Trustees (the "Board") and the Board's Audit Committee approved Deloitte & Touche LLP ("Deloitte") as the independent registered public accounting firm for the Fund. The Predecessor Fund's independent registered public accounting firm was Cohen McCurdy, Ltd. ("Cohen"). The decision to replace Cohen with Deloitte was motivated by the fact that Deloitte already serves as the independent registered public accounting firm for a majority of the Trust's other series.

For the period of March 14, 2004 through December 9, 2004, Cohen served as the Predecessor Fund's independent registered public accounting firm. During that period, the Predecessor Fund had no disagreements with Cohen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Cohen, would have caused it to make reference to the subject matter if the disagreement in the Predecessor' annual report for the fiscal year ended June 30, 2004. Neither the Predecessor Fund nor anyone on its behalf consulted with Deloitte on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Predecessor Fund's financial statements as a result of such consultations or (ii) concerned the subject of a disagreement with Cohen or a reportable event.